SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34025; File No. 812-15163

Deutsche Bank AG, *et al*.

September 24, 2020

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

SUMMARY OF APPLICATION: Applicants have received a temporary order ("Temporary Order") exempting them from section 9(a) of the Act, with respect to an injunction entered against Deutsche Bank AG on June 17, 2020 by the U.S. District Court for the Southern District of New York ("District Court"), in connection with a consent order between Deutsche Bank AG and the U.S. Commodity Futures Trading Commission ("CFTC"), until the Commission takes final action on an application for a permanent order (the "Permanent Order," and with the Temporary Order, the "Orders"). Applicants also have applied for a Permanent Order.

Applicants: Deutsche Bank AG; DWS Investment Management Americas, Inc. ("DIMA"), DWS International GmbH ("DWSI"), DWS Investments Australia Limited ("DIAL"), RREEF America L.L.C. ("RREEF"), DWS Alternatives Global Limited ("DAAM Global"), DBX Advisors LLC ("DBX Advisors"), DWS Distributors, Inc. ("DDI"), Harvest Global Investments Limited ("Harvest") and DWS Investments Hong Kong Limited ("DIHK") (each a "Fund Servicing Applicant," and together with Deutsche Bank AG, the "Applicants").

Filing Date: The application was filed on September 24, 2020, and amended on September 24, 2020.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by emailing the Commission's Secretary Secretarys-Office@sec.gov and serving Applicants with a copy of the request by email. Hearing requests should be received by the Commission by 5:30 p.m. on October 19, 2020 and should be accompanied by proof of service on Applicants, in the form of an affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, Secretarys-Office@sec.gov; Applicants: Caroline Pearson, DWS Investment Management Americas, Inc., Regulatory.notices@dws.com.

FOR FURTHER INFORMATION CONTACT: Adam Bolter, Senior Counsel at (202) 551-6011 or David Nicolardi, Branch Chief at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a temporary order and a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   Deutsche Bank AG, a stock corporation organized under the laws of Germany, controls DWS Group GmbH & Co. KGaA ("DWS Group"). The Fund Servicing Applicants

collectively serve as investment adviser (as defined in section 2(a)(20) of the Act to 130 management investment companies registered under the Act or series thereof ("Funds") and as principal underwriter (as defined in section 2(a)(29) of the Act) to 74 open-end registered investment companies under the Act ("Open-End Funds"). Each of the Fund Servicing Applicants listed below (other than Harvest) is a wholly owned subsidiary of DWS Group. Following its initial public offering in March 2018, DWS Group became a public company, listed and traded on the Frankfurt Stock Exchange, that is as of June 30, 2020 a 79.49% owned subsidiary of Deutsche Bank AG.

2.   DIMA, a corporation organized under the laws of Delaware, is a wholly owned subsidiary of DWS Group and is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). DIMA provides investment advisory and management services to the Funds listed on Part 1-A of Annex A of the application, and investment sub-advisory services to the Funds listed on Part 1-B of Annex A of the application.

3.   DWSI, a limited liability company organized under the laws of Germany, is a wholly owned subsidiary of DWS Group and is an investment adviser registered under the Advisers Act. DWSI provides investment advisory services to the Funds listed on Part 2-A of Annex A of the application, and investment sub-advisory services to the Funds listed on Part 2-B of Annex A of the application.

4.   DIAL, a corporation organized under the laws of Australia, is a wholly owned subsidiary of DWS Group and is an investment adviser registered under the Advisers Act. DIAL provides investment sub-advisory services to the Fund listed on Part 3-A of Annex A of the application, investment sub-sub-advisory services to the Funds listed on Part 3-B of Annex A of

the application, and investment sub-sub-sub- advisory services to the Fund listed on Part 3-C of Annex A of the application.

5.   RREEF, a Delaware limited liability company, is a wholly owned subsidiary of DWS Group and is an investment adviser registered under the Advisers Act. RREEF provides investment sub-advisory services to the Funds listed on Part 4-A of Annex A of the application, and investment sub-sub- advisory services to the Funds listed on Part 4-B of Annex A of the application.

6.   DAAM Global, a UK limited company, is a wholly owned subsidiary of DWS Group and is an investment adviser registered under the Advisers Act. DAAM Global provides investment sub- advisory services to the Fund listed on Part 5-A of Annex A of the application, investment sub-sub-advisory services to the Funds listed on Part 5-B of Annex A of the application, and investment sub-sub-sub-advisory services to the Fund listed on Part 5-C of Annex A of the application.

7.   DBX Advisors, a Delaware limited liability company, is a wholly owned subsidiary of DWS Group and is an investment adviser registered under the Advisers Act. DBX Advisors provides investment advisory services to the Funds listed on Part 6 of Annex A of the application.

8.   DDI, a corporation organized under the laws of Delaware, is a wholly owned subsidiary of DIMA and is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DDI serves as principal underwriter ("Underwriter") for the Open-End Funds listed on Part 7 of Annex A of the application.

9.   Harvest, a Hong Kong limited company by shares, is the wholly owned subsidiary of a joint venture of which Deutsche Bank AG is an affiliated person (within the meaning of

section 2(a)(3) of the Act) ("Affiliated Person") due to its indirect minority ownership interest through a DWS Group subsidiary. Harvest is an investment adviser registered under the Advisers Act and provides investment advisory services to the Funds listed on Part 8-A of Annex A of the application and investment sub-advisory services to the Funds listed on Part 8-B of Annex A of the application.

10.   DIHK, a Hong Kong limited company by shares, is a wholly owned subsidiary of DWS Group and is an investment adviser registered under the Advisers Act. DIHK provides investment sub-advisory services to the Funds listed on Part 9 of Annex A of the application.[1]

11.   Other than the Fund Servicing Applicants, neither Deutsche Bank AG nor any existing company of which Deutsche Bank AG is an Affiliated Person currently serves as an investment adviser (as defined in section 2(a)(20) of the Act), including sub-adviser, or depositor of any registered investment company, employees' securities company or investment company that has elected to be treated as a business development company under the Act, or as principal underwriter (as defined in section 2(a)(29) of the Act) for any open-end registered investment company, registered unit investment trust ("UIT") or registered face amount certificate company ("FACC") (such activities, the "Fund Servicing Activities").[2] Applicants request that any relief granted by the Commission pursuant to the application also apply to any existing company of which Deutsche Bank AG is an Affiliated Person and to any other company of which Deutsche

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[1] DIMA, DWSI, DIAL, RREEF, DAAM Global, DBX Advisors, Harvest and DIHK collectively are the "Adviser Applicants."

[2] None of Applicants currently acts as investment adviser, depositor or principal underwriter to investment companies that have elected to be treated as business development companies under the Act, registered unit investment trusts or registered face-amount certificate companies.

Bank AG may become an Affiliated Person in the future (together with the Fund Servicing

Applicants, the "Covered Persons") with respect to any activity contemplated by section 9(a) of

the Act.[3]

12.   On August 18, 2016, the CFTC filed a complaint (the "Complaint") against

Deutsche Bank AG in the U.S. District Court for the Southern District of New York ("District

Court") in a civil injunctive action captioned *U.S. Commodity Futures Trading Commission* v.

Deutsche Bank AG. The Complaint sought injunctive and other equitable relief, as well as the

imposition of civil monetary penalties, alleging (1) violations of a prior CFTC Order ("CFTC

Order"); and (2) new violations of the Commodity Exchange Act (the "CEA"), 7 U.S.C. §§ 1–26

(2012), and the CFTC's Regulations ("Regulations") promulgated thereunder, 17 C.F.R. pts. 1–

190 (2016), relating to the firm's unintentional failure to meet its responsibilities regarding swap

data reporting and its business continuity and disaster recovery plan, and a corresponding failure

to diligently supervise activities relating to its swap reporting responsibilities (the "Conduct").

The Complaint was filed following an inadvertent, five-day outage of Deutsche Bank AG's swap

reporting platform in April 2016. During the outage, Deutsche Bank AG was unable to submit

any price or transaction data to the data repository. At the time of the outage, Deutsche Bank

AG was subject to a CFTC Order which had resolved an investigation into a prior swap reporting

error and required Deutsche Bank AG to remediate its swap data reporting program. In

connection with these remedial undertakings, Deutsche Bank AG attempted to perform a

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[3] Applicants and other Covered Persons may, if the Orders are granted, in the future act in any of the capacities
contemplated by section 9(a) of the Act subject to the applicable terms and conditions of the Orders.

maintenance upgrade to its swap reporting platform. During this process, outdated or unsynchronized data files were inadvertently copied to the main platform, resulting in the outage.

13. When the Complaint was filed, the CFTC simultaneously sought—and Deutsche Bank AG then consented to—the District Court's appointment of an independent monitor ("Monitor") to facilitate the firm's compliance with its reporting responsibilities under the CFTC Order, the Act and the Regulations. On October 20, 2016, the District Court issued a Consent Order of Preliminary Injunction and Other Equitable Relief against Deutsche Bank AG[4] by which the District Court appointed the Monitor.

14. The Monitorship concluded on May 20, 2019 and the Monitor submitted his final report on August 3, 2019. As of that date, the Monitor concluded that Deutsche Bank AG had addressed the Monitor's recommendations.

15. On June 17, 2020, the District Court (i) ordered Deutsche Bank AG to comply with the CFTC Order and (ii) instituted an injunction permanently enjoining Deutsche Bank AG from violating, among other provisions, section 2(a)(13)(F) and (G) of the Act, 7 U.S.C. §§ 2(a)(13)(F), (G) (2018) (for failing to comply with the swap data reporting requirements) (the "Injunction") (together, with the Injunction, the "Consent Order"). The Consent Order also requires Deutsche Bank AG to pay a civil monetary penalty in the amount of $9,000,000.

16. Applicants represent that escrow accounts have been established with a third party financial institution ("Escrow Agent") into which amounts equal to the advisory (including sub-advisory, sub-sub-advisory and sub-sub-sub-advisory) fees paid, by the Funds (or in the case of

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[4] Although the title of the October 20, 2016 order includes a preliminary injunction, that order does not enjoin any activity and therefore was not disqualifying under section 9(a) of the Act.

sub-advisory, sub-sub-advisory and sub-sub-sub advisory fees, by the adviser or sub-adviser of the respective Funds) to the Adviser Applicants have been and will continue to be deposited for the period from June 17, 2020 through the date upon which the Commission grants the Temporary Order.

Applicants' Legal Analysis:

      1.   Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any registered investment company or as principal underwriter for any registered open-end investment company, UIT, or FACC, if such person ". . . by reason of any misconduct, is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from acting as an underwriter, broker, dealer, investment adviser, municipal securities dealer, government securities broker, government securities dealer, bank, transfer agent, credit rating agency or entity or person required to be registered under the Commodity Exchange Act, or as an affiliated person, salesman, or employee of any investment company, bank, insurance company, or entity or person required to be registered under the Commodity Exchange Act, or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security." Section 9(a)(3) of the Act makes the prohibitions of section 9(a)(2) applicable to a company, any affiliated person of which has been disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person. The Injunction results in a disqualification of Deutsche Bank AG from acting in the capacities specified in section 9(a)(2) because Deutsche Bank AG is permanently enjoined by the District Court from engaging in or continuing certain conduct

and/or practices in connection with the offer or sale of any security. The Injunction also results in the disqualification of the Fund Servicing Applicants under section 9(a)(3) because each of the Fund Servicing Applicants may be considered to be an Affiliated Person. Other Covered Persons similarly would be disqualified pursuant to section 9(a)(3) were they to act in any of the capacities listed in section 9(a).

2.   Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the disqualification provisions of section 9(a) of the Act, either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (1) the prohibitions of section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking a Temporary Order and a Permanent Order exempting the Fund Servicing Applicants and other Covered Persons from the disqualification provisions of section 9(a) of the Act.

3.   Applicants believe they meet the standards for exemption specified in section 9(c). Applicants assert that: (i) the scope of the misconduct was limited and did not involve any of the Fund Servicing Applicants performing Fund Servicing Activities, or any Fund for which the Fund Servicing Applicants engaged in Fund Servicing Activities or their respective assets; (ii) application of the statutory bar would potentially result in material economic losses, and the operations of the Funds would be disrupted as they sought to engage new underwriters, advisers and/or sub-advisers, as the case may be; (iii) the prohibitions of section 9(a), if applied to the Fund Servicing Applicants and other Covered Persons, would be unduly or disproportionately

severe; and (iv) the Conduct did not constitute conduct that would make it against the public interest or protection of investors to grant the exemption from section 9(a).

4.   Applicants assert that the Conduct giving rise to the Injunction did not involve the performance of Fund Servicing Activities and the personnel of the Fund Servicing Applicants involved in Fund Service Activities did not have any involvement in the Conduct. Accordingly, Applicants assert that it would be unduly and disproportionately severe to allow section 9(a) to disqualify Covered Persons from providing Fund Servicing Activities.

5.   Applicants maintain that neither the protection of investors nor the public interest would be served by permitting the section 9(a) disqualifications to apply to the Fund Servicing Applicants because those disqualifications would deprive the Funds of the advisory or sub-advisory and underwriting services that shareholders expected the Funds would receive when they decided to invest in the Funds. Applicants also assert that the prohibitions of section 9(a) could operate to the financial detriment of the Funds and their shareholders, which would be an unduly and disproportionately severe consequence given that no Fund Servicing Applicants were involved in the Conduct and that the Conduct did not involve the Funds or Fund Servicing Activities. Applicants further assert that the inability of the Fund Servicing Applicants to continue providing investment advisory and underwriting services to Funds would result in the Funds and their shareholders facing other potential hardships, as described in the application.

6.   Applicants assert that if the Fund Servicing Applicants were barred under section 9(a) from providing investment advisory and underwriting services to the Funds and were unable to obtain the requested exemption, the effect on their businesses and employees would be severe. Applicants represent that the Fund Servicing Applicants have committed

substantial capital and resources to establishing expertise in advising and sub-advising Funds and in support of their principal underwriting business. Prohibiting them from providing Fund Servicing Activities would not only adversely affect each Fund Servicing Applicant's business, but would also adversely affect their employees that are involved in these activities.

7. Applicants state that the Conduct centered on Deutsche Bank AG's swaps reporting system and the supervision thereof, and did not involve (and was not alleged by the CFTC to involve) any intentional wrongdoing on the part of the firm or its personnel. Applicants state that (i) none of the Fund Servicing Applicants' current or former directors, officers or employees had any involvement in the Conduct; (ii) the personnel who were involved in the Conduct (or who may be subsequently identified by the Applicants as having been involved in the Conduct) have never had, do not currently have and will not in the future have any involvement in providing Fund Servicing Activities at a Covered Person;[5] and (iii) because the Conduct did not involve the performance of Fund Serving Activities and the personnel of the Fund Servicing Applicants involved in Fund Servicing Activities did not have any involvement in the Conduct, shareholders of Funds that received investment advisory, depository and principal underwriting services from the Fund Servicing Applicants were not affected in any way.

8. Applicants represent that over a four-year period from 2015 to 2019, Deutsche Bank AG engaged in extensive remediation of its swap reporting systems and procedures, including, among other things, establishing an enhanced control framework, automating control

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[5] To make these representations, internal counsel and human resources personnel confirmed that the individuals involved with the Conduct were not and are not officers, directors, or employees (and in the case of DWS, associated persons) of any Fund Servicing Applicant and had no involvement with Fund Servicing Activities. The Applicants also represent that the Funds did not at the time of the Conduct and do not enter into swap transactions with Deutsche Bank AG.

processes, and enhancing its business continuity and disaster recovery capabilities for swap data reporting. Applicants represent that they have established specific governance around culture and ethical conduct. As a result of the foregoing, and additional remedial measures detailed in the application, Applicants submit that granting the exemption as requested in the application is consistent with the public interest and the protection of investors.

9. To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of the investors, Applicants represent that the relevant Fund Servicing Applicants (other than Harvest) participated in telephonic meetings of each of the Boards of the Funds for which the Fund Servicing Applicants serve as the primary investment adviser and/or principal underwriter, as indicated in Appendix A of the application, during the week of June 21, 2020. Applicants further represent that, prior to or at these meetings, written materials were provided to each Board, including those directors who are not "interested persons" of such Funds as defined in section 2(a)(19) of the Act (the "Independent Directors") and, where relevant, their independent legal counsel as defined in rule 0-1(a)(6) under the Act. Applicants represent that the materials described the Conduct, the Consent Order, the disqualification under section 9(a) of the Act, and the process for obtaining exemptive relief under section 9(c) of the Act.[6] With respect to the Funds for which any of the

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[6] Applicants represent that, with respect to each of the Funds for which a Fund Servicing Applicant is not the primary investment adviser, the Fund Servicing Applicants normally communicate with the primary investment adviser rather than directly with the Board of that Fund. Applicants further represent that, with respect to the two Funds advised by Harvest, communications are normally with the administrator of the Funds for which Harvest serves as primary investment adviser rather than directly with the Board of those Funds. During the week of June 21, 2020 (or, in the case of Harvest, on June 29, 2020), the relevant Fund Servicing Applicants provided similar written materials (as discussed above) to the primary investment advisers and administrator, as applicable. Applicants represent that none of such Funds, their primary investment advisers or the administrator of the Funds advised by Harvest has requested that the Fund Servicing Applicants cease providing sub-advisory services.

Applicants (other than Harvest) serve as the primary investment adviser or principal underwriter, as indicated in Appendix A of the application, Applicants represent that the respective Boards, including the Independent Directors of the Boards, by a unanimous vote of those present (including all of the Independent Directors of each Board) determined that the circumstances giving rise to the entry of the Consent Order do not adversely affect the capability of the relevant Applicants or (for Open-End Funds) the Underwriter to provide investment advisory or principal underwriting services to the respective Funds, or diminishes the nature, extent, quality or value of the services already provided to the respective Funds. Fund Servicing Applicants undertake to provide the Boards with all information concerning the Injunction and the application that is necessary for the Funds to fulfill their disclosure and other obligations under the U.S. federal securities laws.

10. Applicants represent that Deutsche Bank AG has undertaken a process in its centralized global litigation and regulatory group for considering potential collateral consequences associated with the settlement of matters involving regulators and law enforcement authorities. This process requires the engagement of outside counsel to complete a collateral consequences analysis in advance of all anticipated settlements with regulators and law enforcement authorities, regardless of the form of resolution, to ensure that any potential disqualifications are promptly identified and proactively addressed.

11. Certain Fund Servicing Applicants, as well as certain of their affiliates, have previously applied for exemptive orders under section 9(c) of the Act, as described in greater detail in the application. Applicants, however, state that none of the conduct underlying the previous section 9(c) orders granted to Fund Servicing Applicants involved the provision of Fund Servicing Activities.

<u>Applicants' Conditions</u>:

Applicants agree that any order granted by the Commission pursuant to the application will be subject to the following conditions:

1.   As a condition to the Temporary Order, Applicants will hold in escrow with the Escrow Agent, a third party institution, amounts equal to all advisory (including sub-advisory, sub-sub-advisory and sub-sub-sub-advisory) fees paid by the Funds (or in the case of sub-advisory, sub-sub-advisory and sub-sub-sub-advisory fees, by the adviser or sub-adviser of the respective Funds), to the Adviser Applicants for the period from June 17, 2020 through the date upon which the Commission grants the Temporary Order. Amounts paid into the escrow accounts will be disbursed by the Escrow Agent to each Adviser Applicant after the Commission has acted on the application for the Permanent Order.

2.   Any temporary exemption granted pursuant to the application shall be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

3.   Each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order.

4.   Deutsche Bank AG will comply with the terms and conditions of the Consent Order in all material respects. In addition, within 30 days of each anniversary of the Permanent Order (until and including the third such anniversary), Deutsche Bank AG will submit a

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certification signed by its chief legal officer and chief executive officer, confirming that it has complied with the terms and conditions of the Consent Order in all material respects. Such certification will be submitted to the Chief Counsel of the Commission's Division of Investment Management with a copy to the Chief Counsel of the Commission's Division of Enforcement.

5.   The Applicants, including the Settling Firm, will provide written notification to the Chief Counsel of the Commission's Division of Investment Management, with a copy to the Chief Counsel of the Commission's Division of Enforcement, of any material or known violation of the terms and conditions of the Orders within 30 days of discovery of each such material or known violation. In addition, within 30 days of the first anniversary of the Permanent Order, the Applicants will submit a report, signed by the chief executive officer of Deutsche Bank AG, to the Chief Counsel of the Commission's Division of Investment Management describing (i) the findings of the internal compliance review concerning the process for assessing collateral consequences described in section IV.F of the application and any steps taken to address areas for improvement identified in those findings and (ii) the steps that Deutsche Bank AG and the Fund Servicing Applicants have taken since the date of the Permanent Order to foster a culture of compliance, as further described in section IV.F of the application.

Temporary Order:

The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that the Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), effective as of the date of the Injunction, solely with respect to the Injunction, subject to the representations and conditions in the application, until the Commission takes final action on their application for a permanent order.

By the Commission.

J. Matthew DeLesDernier
Assistant Secretary